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                                                  [THE VANGUARD GROUP/(R)/LOGO]]


                                                     March 16, 2006

Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission            via electronic filing
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549

RE:        VANGUARD WELLINGTON FUND

Dear Mr. Sandoe:

         The following responds to your comments of February 17, 2006 on the post-effective amendment of the registration statement of the Vanguard Wellington Fund (the "Trust"). You commented on Post-Effective Amendment No. 88 that was filed on January 3, 2006.

COMMENT 1: PRIMARY INVESTMENT STRATEGY
--------------------------------------
Comment: Identify how Vanguard Wellington Fund (the "Fund") defines medium and large capitalization companies by market capitalization range.

Response:         The Fund's prospectus states that the Fund invests in
                  medium-size and large companies, and lists among the Fund's primary risks, the risks of mid-cap stocks. The prospectus also states on page 6 that market capitalization ranges change over time and that there are no "official" definitions of small- mid- or large-cap, even among Vanguard advisers. We note that the asset-weighted medium market cap of the Fund's stock portfolio as of November 30, 2005 was $55.1 billion. We believe this, as well as the other disclosure contained in the Fund's prospectus, adequately describes the Fund's investment strategies.

COMMENT 2: PRIMARY RISK
-----------------------
Comment: Since investment in mortgage-backed securities is listed as a primary risk, please include prepayment risk as a primary risk.

Response:         We have added call/prepayment risk to the primary risk bullet
                  that describes the risks of investing in bonds.   In
                  addition, we have a risk flag on prepayment risk in our
                  Item 4 disclosure.

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March 16, 2006
Christian Sandoe
Page 2 of 6





COMMENT 3:        MANAGEMENT FEES
---------------------------------
Comment:          Confirm to the SEC that the investment management fee
                  differences between the Fund's share classes are not the result of a difference in fees paid to the Fund's advisor.

Response:         The investment management fee differences between the Fund's share classes are not the result of a difference in advisory fees.

COMMENT 4:        INTEREST RATE RISK FLAG
-----------------------------------------
Comment:          Please revise the text in the interest rate risk flag. The
                  Prospectus states that interest rate risk is moderate since the duration of the Fund's bond holdings is intermediate-term.
                  This text should be revised since "term" is used to describe maturity, not duration.

Response:         The text has been revised as follows:

                  Interest rate risk should be moderate because the average term of the Fund's bond portfolio is generally intermediate-term, and because the Fund's bond holdings represent less than 40% of the Fund's assets.

COMMENT 5:        DEFINITION OF DURATION
----------------------------------------
Comment:          The Fund's Prospectus Glossary includes a definition of
                  duration. Please put the example used in the Glossary definition in the risk section of the Fund's Prospectus.

Response:         We believe the Fund's discussion in Item 2 and Item 4
                  regarding bond holdings and the risks associated with investment in bonds presents the appropriate level of disclosure.

COMMENT 6:        PORTFOLIO MANAGER DISCLOSURE
----------------------------------------------
Comment:          Describe the separate roles of each portfolio manager.

Response:         We have disclosed that each portfolio manager who manages the bond portion of the Fund is a "co-manager" of the Fund.

COMMENT 7:        STATEMENT OF ADDITIONAL INFORMATION: ADVISORY FEE DISCLOSURE
-------------------------------------------------------------------------------

Comment: The detail regarding the Fund's advisory fee structure (base and performance fee structure) should be included in the SAI

Response:         We currently have the appropriate level of disclosure.
                  Vanguard operates a multi-manager structure for certain funds pursuant to an exemptive order granted by the Commission in 2003 (the "2003 Order").(1) The funds are

---------------------------
1 In the Matter of Vanguard Convertible Securities Fund, et al., File no.
  812-12380, Inv. Co Act Release Nos. 26062 (May 29, 2003)(Notice) and 26089
  (June 25, 2003) (order).

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March 16, 2006
Christian Sandoe
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                  permitted under the 2003 Order to enter into and amend
                  investment advisory agreements with unaffiliated third-party advisors without shareholder approval, provided certain conditions are met. The 2003 Order exempts multi-managed Vanguard funds from certain disclosure requirements so that they are only required to disclose advisory fees (as both a dollar amount and as a percentage of a fund's net assets) as follows: (1) aggregate fees paid by a fund to Vanguard and any affiliated advisors; (2) aggregate fees paid by the fund to unaffiliated third-party advisors; and (3) aggregate fees paid by the fund to all investment advisors (collectively, the "Aggregate Fee Disclosure"). A fund using Aggregate Fee Disclosure does not have to include additional details, including asset-based and performance fee schedules, about its advisory fees and fee arrangements.

                  An Aggregate Fee Disclosure regime is in the best interests of fund shareholders. In a recent proposal to codify multi-manager exemptive orders, the Commission said that fund sponsors (including Vanguard) have represented that they "are able to negotiate lower fees with subadvisers if they do not have to disclose those fees separately, and in our orders we have provided them relief from our disclosure requirements. We are proposing to codify this relief, which permits a manager of managers fund to disclose only the aggregate amount of advisory fees that it pays to subadvisers as a group."(2)

COMMENT 8:        STATEMENT OF ADDITIONAL INFORMATION: MATERIALS CONFLICT OF
----------------------------------------------------------------------------
                  INTEREST
                  --------

Comment: Please clarify what the material conflicts of interest are that the adviser seeks to eliminate.

Response:         The following is added to the disclosure under Material
                  Conflicts of Interest:

                  Individual investment professionals at Wellington Management manage multiple portfolios for multiple clients. These accounts may include mutual funds, separate accounts (assets managed on behalf of institutions such as pension funds, insurance companies, foundations), bank common trust accounts, and hedge funds. The portfolio managers listed in the Fund's prospectus (Portfolio Managers) generally manage portfolios in several different investment styles. These portfolios may have investment objectives, strategies, and risk profiles that differ from those of the Fund. The Portfolio Manager makes investment decisions for the Fund based on the investment objectives, policies, practices, benchmarks, cash flows, tax, and other relevant investment considerations applicable to the Fund. Consequently, the Portfolio Manager may purchase or sell securities,
-----------------------------
(2) Exemption from Shareholder Approval for Certain Subadvisory Contracts, Securities Act Release No. 8312 (Oct 23, 2003).

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March 16, 2006
Christian Sandoe
Page 4 of 6

                  including IPOs, for one Fund and not another Fund, and the performance of securities purchased for the relevant Fund may vary from the performance of securities purchased for other Funds. The Portfolio Manager or other investment professionals at Wellington Management may place transactions on behalf of other accounts that are directly or indirectly contrary to investment decisions made on behalf the Fund, or make investment decisions that are similar to those made for the Portfolio, both of which have the potential to adversely impact the Portfolio depending on market conditions. For example, the Portfolio Manager may purchase a security in one Fund while appropriately selling that same security in another portfolio. In addition, some of these Portfolios have fee structures, including performance fees, that are or have the potential to be higher, in some cases significantly higher, than the fees paid by the Fund to Wellington Management. Because incentive payments are tied to revenues earned by Wellington Management, and where noted, to the performance achieved by the manager in each account, the incentives associated with any given fund may be significantly higher or lower than those associated with other accounts managed by a given Portfolio Manager. Finally, the Portfolio Manager may hold shares or investment vehicles and/or other accounts identified above.

                  Wellington Management's goal is to meet its fiduciary obligation to treat all clients fairly while at the same time providing high quality investment services to all of its clients. Wellington Management has adopted and implemented policies and procedures, including brokerage and trade allocation policies and procedures, that it believes address the conflicts associated with managing multiple accounts for multiple clients. In addition, Wellington Management monitors a variety of areas, including compliance with primary Fund guidelines, the allocation of IPOs, and compliance with the firm's Code of Ethics, and places additional investment restrictions on investment professionals who manage hedge funds and certain other accounts. Furthermore, senior investment and business personnel at Wellington Management periodically review the performance of the Portfolio Managers. Although Wellington Management does not track the time a Portfolio Manager spends on a single portfolio, Wellington Management does periodically assess whether a Portfolio Manager has adequate time and resources to effectively manage the Portfolio Manager's overall book of business.

COMMENT 9:        STATEMENT OF ADDITIONAL INFORMATION: COMPENSATION
-------------------------------------------------------------------

Comment: Please describe how compensation is made to the Fund's portfolio managers.

Response:         The revised disclosure under Description of Compensation
                  states:

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March 16, 2006
Christian Sandoe
Page 5 of 6

                  The Fund pays Wellington Management a fee based on the assets under management of the Fund as set forth in the Investment Advisory Agreement with Wellington Management. Wellington Management pays its investment professionals out of its total revenues and other resources, including the advisory fees earned with respect to the Fund. Wellington Management's compensation structure is designed to attract and retain high-caliber investment professionals necessary to deliver high quality investment management services to our clients. Wellington Management's compensation of the Portfolio Managers includes a base salary and incentive components. Each Portfolio Manager's base salary is determined by the Managing Partners of Wellington Management. It is generally a fixed amount that may change as a result of an annual review. Each Portfolio Manager is eligible to receive an incentive payment based on the revenues earned by Wellington Management from portfolios for which they have portfolio management responsibility, including the Fund. With respect to the Fund, the overall revenues to Wellington Management vary with the performance of the Fund relative to the S&P 500 Index (65%)/Lehman Credit A or Better Bond Index (35%) over rolling three year periods. Mr. Bousa's incentive on the Fund is additionally linked to the gross pre-tax performance of the equity portion of the Fund compared to the S&P 500 Index over one and three year periods, with an emphasis on three year results. Wellington Management applies similar incentive compensation structures to other portfolios managed by Mr. Bousa. Mr. Kaplan's incentive on the Fund is based solely on the revenues earned by Wellington Management and has no additional performance link. Wellington Management applies similar incentive structures to other portfolios managed by Mr. Kaplan. Mr. Keogh did not receive an incentive payment linked directly to the Fund during the Fund's fiscal year. Portfolio-based incentives across all portfolios managed by an investment professional can, and typically do, represent a significant portion of an investment professional's overall compensation; incentive compensation varies significantly by individual and can vary significantly from year to year. The Portfolio Managers may also be eligible for bonus payments based on their overall contribution to Wellington Management's business operations. Senior management at Wellington Management may reward individuals as it deems appropriate based on factors other than portfolio performance. The Portfolio Managers, all partners of Wellington Management, are also eligible to participate in a partner-funded tax qualified retirement plan, the contributions to which are made pursuant to an actuarial formula.

COMMENT 10:       STATEMENT OF ADDTIONAL INFORMATION: PORTFOLIO MANAGERS'
-------------------------------------------------------------------------
                  HOLDINGS
                  --------

Comment:         Disclose each portfolio manager's ownership of fund securities.

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March 16, 2006
Christian Sandoe
Page 6 of 6

Response:         The revised text states:

                  As of November 30, 2005, Mr. Bousa, Mr. Kaplan, and Mr. Keogh each owned shares of the Fund in an amount exceeding
                  $1 million.


COMMENT 11:       TANDY REQUIREMENTS
------------------------------------
Comment:          The SEC is now requiring all registrants to provide at the end of response letters to registration statement comments, the following statements:
                  o The Trust is responsible for the adequacy and accuracy of the disclosure in the filing.
                  o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                  o The Trust may not assert staff comments as a defense in
                    any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:         As required by the SEC, we will provide the foregoing
                  acknowledgements.

                                        * * * * *

                  As required by the SEC, the Trust acknowledges that:

                  o The Trust is responsible for the adequacy and accuracy
                    of the disclosure in the filing.
                  o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                  o The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact me at (610) 669-5284 with any questions or comments regarding the above responses. Thank you.

                                                     Sincerely,

                                                     /s/ Lisa Matson
                                                     Lisa  Matson
                                                     Associate Counsel